SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SMC CORPORATION
(Name of Subject Company (Issuer))

SALMON ACQUISITION, INC.
MONACO COACH CORPORATION
(Names of Filing Persons (Offeror))

Common Stock
(Title of Class of Securities)

784460107
(CUSIP Number of Class of Securities)

Richard E. Bond, Esq.
Monaco Coach Corporation
91320 Industrial Way
Coburg, Oregon 97408
(541) 686-8011
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:
Henry P. Massey, Jr., Esq.
Michael J. Kennedy, Esq.
Eric J. Finseth, Esq.
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, California 94304
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

Not Applicable	Not Applicable

/ /	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount Previously Paid:	Filing Party:

	Registration No.:	Date Filed:

/x/	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
/x/	third-party tender offer subject to Rule 14d-1.
/ /	issuer tender offer subject to Rule 13e-4.
/ /	going-private transaction subject to Rule 13e-3.
/ /	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: / / relates:

    The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of SMC Corporation. At the time the tender offer is commenced, Monaco Coach Corporation will file a Tender Offer Statement and SMC Corporation will file a Solicitation/Recommendation Statement with respect to the offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information, and investors and security holders are strongly advised to read both such statements carefully before any decision is made with respect to the offer.

    The offer to purchase, the related letter of transmittal and certain other documents, as well as the Solicitation/Recommendation Statement, will be made available to all shareholders of SMC Corporation, at no expense to them. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will also be available at no charge at the SEC's website at www.sec.gov.

EXHIBIT INDEX

Exhibit Number	Description
(a)(5)	Press Release issued by Monaco Coach Corporation on June 25, 2001.